SECUR 02021695 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8228

FV 9/13/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 AND ENDING 06/30/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

RECEIVED SEP 0 3 2002 151 SEC MAIL PROCESSING SECTION WASH, D.C.

NAME OF BROKER-DEALER:
CONNERS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 E. FOURTH STREET, SUITE 1300
(No. and Street)

CINCINNATI	OHIO	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN A. CONNERS (513) 421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDREW, LITTNER LLC.
(Name – *if individual, state last, first, middle name*)

2368 VICTORY PARKWAY, SUITE 100	CINCINNATI	OHIO	45206-2810
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, JOHN A. CONNERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONNERS & CO., INC., as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

BARBARA M. ELLEMAN
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 09-25-05

Signature

Sec CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONNERS & CO., INC.

FINANCIAL STATEMENTS
WITH
SUPPLEMENTARY INFORMATION

JUNE 30, 2002

ANDREW, LITTNER LLC

CERTIFIED PUBLIC ACCOUNTANTS

CONNERS & CO., INC.

YEAR ENDED JUNE 30, 2002

CONTENTS

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Conners & Co., Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Conners & Co., Inc. as of June 30, 2002 and the related statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conners & Co., Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9, 10, 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrew, Littner LLC.

Certified Public Accountants

Cincinnati, Ohio
August 9, 2002

2368 VICTORY PARKWAY, SUITE 100 - CINCINNATI, OHIO 45206-2810

PHONE: (513) 281-0555 FAX: (513) 281-4616 E-MAIL: accountants@andrewlittner.com

CONNERS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash	$ 798,599
Cash segregated in compliance with regulations	10,926
Total	809,525
Deposits with clearing organizations and others	23,426
Receivable from brokers	41,619
Receivable from customers	194,826
Securities owned, at market value:	
Marketable	223,128
Other investments	98,100
Total	321,228
Accrued interest on securities owned	1,516
Furniture and equipment, net of accumulated depreciation	38,858
Other assets	3,471
Total assets	$ 1,434,469

LIABILITIES AND STOCKHOLDERS EQUITY

LIABILITIES	
Payable to broker	$ 26,880
Payable to customers	10,546
Accrued federal income tax	1,800
Other accounts payable and accrued expenses	8,479
Total liabilities	47,705
SUBORDINATED BORROWINGS	200,000
STOCKHOLDERS EQUITY	
Common stock, no par value, 14,735 authorized, 5,982 issued and outstanding	598,900
Retained earnings	588,564
Total stockholders equity	1,186,764
Total liabilities and stockholders equity	$ 1,434,469

The accompanying notes are an integral part of this financial statement.

CONNERS & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2002

REVENUE		
Commissions:		
On transactions in listed equity securities executed on an exchange	$ 83,368	
On transactions in exchange listed securities executed over-the-counter	760,110	
All other security commissions	130,115	
Total		$ 973,593
Gains or (losses) on firm securities trading accounts		
From equity securities	27,797	
From trading in debt securities	76,530	
Total		104,327
Profits or (losses) from underwriting and selling groups		118,136
Revenue from sale of investment company shares		180
Other revenue related to securities business		6,956
Other revenue		30,474
Total revenue		1,233,666
EXPENSES		
Registered representatives compensation	159,350	
Employee compensation and benefits	457,596	
Clearance paid to non-brokers	48,482	
Communications	108,856	
Occupancy and equipment costs	67,312	
Promotional costs	45,279	
Interest expense	14,788	
Regulatory fees and expenses	14,131	
Other expenses	282,864	
Total expenses		1,198,658
Income before income tax benefit		35,008
Income tax benefit		341
Net income		$ 35,349

The accompanying notes are an integral part of this financial statement.

CONNERS & CO., INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock	Retained Earnings	Total Stockholders Equity
Balances at July 1, 2001	$ 598,200	$ 553,215	$ 1,151,415
Net income	...	35,349	35,349
Balances at June 30, 2002	$ 598,200	$ 588,564	$ 1,186,764

CONNERS & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2002

Balance at beginning and end of year	$ 200,000

The accompanying notes are an integral part of this financial statement.

CONNERS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 35,349
Adjustments to reconcile net income to net cash provided by operations		
Depreciation and amortization	$ 28,657	
(Increase) decrease in:		
Receivable from brokers, dealers and clearing organizations	(25,324)	
Receivable from customers	(96,956)	
Refundable federal income tax	16,360	
Marketable securities owned	404,747	
Accrued interest on securities owned	6,519	
Other assets	(95)	
Increase (decrease) in:		
Payable to customers	2,204	
Accounts payable, accrued expenses and other liabilities	1,407	
Payable to brokers	(5,915)	
		331,604
Net cash provided by operating activities		366,953
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		14,929
CASH FLOWS FROM FINANCING ACTIVITIES		- 0 -
INCREASE IN CASH		352,024
CASH AT BEGINNING OF YEAR		457,501
CASH AT END OF YEAR		$ 809,525
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid		$ 16,580
Income taxes paid		$ -0-

The accompanying notes are an integral part of this financial statement.

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

Note A Summary of Significant Accounting Policies

Conners & Co., Inc. is primarily in the business of underwriting, brokerage and trading of municipal bonds and related advisory services and its business is concentrated in the Cincinnati, Ohio metropolitan area. It is the Company's policy to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A brief description of the significant accounting policies applied by the Company in the preparation of the accompanying financial statements is as follows:

Method of accounting. The financial statements are prepared on the accrual method of accounting with transactions being recorded on the settlement date, generally the third business day following the transaction date.

Cash. Cash consists of cash on hand and bank demand deposits.

Furniture and equipment and depreciation. Furniture and equipment are stated at cost and are being depreciated over estimated useful lives of five to ten years, using accelerated methods. Depreciation expense for the year ended June 30, 2002 was $28,657.

Depreciable assets consist of:

Furniture and equipment	$ 234,275
Accumulated depreciation	195,417
Furniture and equipment, net of accumulated depreciation	$ 38,858

Securities valuation. Securities owned by the Company are carried at market value, or, in the absence of a quoted market value, at a fair value as determined by Company management. Unrealized gains and losses are included in the results of operations.

Marketable securities owned at June 30, 2002 were as follows:

	Market Value
State and municipal obligations	$ 220,000
Corporate obligations	...
Corporate stocks	3,128
	$ 223,128

Other investments (not readily marketable)	$ 98,100

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 2002

Note B Line of Credit

The Company has a $3,000,000 line of credit available through a local bank. The line may be withdrawn at the bank's discretion. As of June 30, 2002, the Company was not utilizing this line of credit.

Note C SEC Rule 15c3-3

Conners & Co., Inc. is subject to the full provisions of SEC Rule 15c3-3, the Customer Protection Rule. Pursuant to a computation dated June 30, 2002, the Company was not required to make a deposit into the Special Reserve Bank Account that was established for this purpose. At June 30, 2002, the special reserve bank account had a balance of $10,926.

Note D Net Capital Requirements

Pursuant to net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions and rules. Net capital may fluctuate on a daily basis. At June 30, 2002 the Company has net capital of $1,128,529 calculated under Rule 15c3-1 which was $878,529 in excess of the requirements of the Securities and Exchange Commission. Failure to maintain a minimum net capital may result in suspension or expulsion of the Company by the Securities and Exchange Commission.

Note E Related Party Transactions

Directors and officers of the Company and their associates maintain cash accounts with the Company and execute security transactions through the Company in the ordinary course of business. Accounts receivable from related parties at June 30, 2002 aggregated $19,614.

Note F Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on cash transactions. The Company holds securities owned by customers as collateral for receivables. The financial statements do not reflect this collateral. Customer receivables for which no collateral was held amounted to $44,485 at June 30, 2002. No allowance for doubtful accounts has been provided since management expects no material losses.

Note G Lease Commitments

The Company currently leases its office under operating leases commencing January 1, 1996 and expiring December 31, 2002. The minimum annual rental is $40,468 subject to certain concessions and increases based on costs. Rental expense, including utilities, charged to operations for the year ended June 30, 2001 was $41,055. The future minimum rental under the current lease agreements is as follows:

June 30, 2003	$ 20,234

Note H Capital Stock Restrictions

The Company and its shareholders have entered into an agreement which defines the rights and obligations of the shareholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

Note I Profit-Sharing Plan

The Company has a qualified profit-sharing plan covering all employees meeting certain conditions; contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution to the plan was made for the year ended June 30, 2002.

Note J Income Tax Benefit

The income tax benefit from operations is attributable to the following:

Tax expense from current operations	$ 1,800
Tax (benefit) from prior year	(2,141)
Net tax (benefit)	$ (341)

The income tax expense from operations differs from income tax that would result from applying federal statutory rates principally due to nontaxable municipal bond interest, the dividends received deduction and certain other nondeductible expenses.

Note K Concentration of Credit

Substantially all cash is deposited with a single federally insured Cincinnati, Ohio bank. The amount of deposit at anyone time may exceed federally insured limits. At June 30, 2002 the amount was in excess of the federally insured limit by approximately $1,807,977.

Note L Subordinated Borrowing

The Company is obligated on a note payable to a partnership owned by the major stockholders of the Company in the amount of $200,000 at June 30, 2002. Interest is charged at the rate of 6.125% per annum payable semiannually. This obligation originally matured May 31, 2002, however, the maturity date has been extended until December 31, 2002.

The loan is subordinated to the claims of the general creditors and has been approved by the National Association of Securities Dealers.

Note M Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. As of June 30, 2002 there were no open transactions related to such underwriting commitments.

--***--

SUPPLEMENTARY INFORMATION

--***--

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2002

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL		
Total stockholders equity from		
Statement of financial condition		$ 1,186,764
Deduct shareholders equity not allowable for net capital		...
Total stockholders equity qualified for net capital		1,186,764
Add		
Liabilities subordinated to claims of general creditors		200,000
Total capital and allowable subordinated liabilities		1,386,764
Deductions and/or charges		
Non allowable assets		
Furniture and equipment	$ 38,858	
Other investments	98,100	
Related party receivable	19,614	
Unsecured customer debits	44,485	
Prepaid expenses	3,471	
Commissions receivable from other brokers	23,426	
		227,924
Net capital before haircuts on securities position		1,158,840
Haircuts on securities		
Trading and investment securities		
State and municipal government obligations	29,861	
Corporate obligations	...	
Corporate stocks	450	
	30,311	
Undue concentration	...	
		30,311
Net capital		$ 1,128,529

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2002

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Payable to brokers	$ 26,880
Payable to customers	10,546
Accrued federal income tax	1,800
Other accounts payable and accrued expenses	8,479
Total aggregate indebtedness	$ 47,705
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 3,180
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 878,529
Excess net capital at 1000%	$ 1,123,758
Percentage of aggregate indebtedness to net capital	4.2%
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per unaudited broker dealer computation	$ 1,113,470
Net decrease in non-allowable assets	2,815
Net increase in haircuts	(5)
Net adjustments to accounts payable and accrued expenses	15,059
Net capital	$ 1,128,529

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

CREDIT BALANCES		
Free credit balances and other credit balances in customers security accounts	$ 10,546	
Customers securities failed to receive	26,880	
Credit balances in firm accounts which are attributable to principal sales to customers	...	
Total credits		$ 37,426
DEBIT BALANCES		
Debit balances in customers cash accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 138,397	
Failed to deliver of customers securities not older than 30 days	...	
Total 15c3-3 debits		$ 138,397
RESERVE COMPUTATION		
Excess of total debits over total credits		$ 100,971
Required deposit		$ -0-
Amount held on deposit in "Reserve Bank Account"		10,926
Excess deposit		$ 10,926

THE FREQUENCY OF COMPUTATION IS MONTHLY

RECONCILIATION

There were no material differences between the Company's report reserve computation on the Focus Report of June 30, 2002 and the above computation.

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2002

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. NONE

   A. Number of Items NONE

2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. NONE

   A. Number of Items NONE

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.